UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

Barfresh Food Group Inc.

(Name of Issuer)

Common Stock, par value $0.000001 per share

(Title of Class of Securities)

067532101

(CUSIP Number)

Kenneth Nadel

Wolverine Asset Management, LLC

175 W. Jackson Blvd., Suite 340

Chicago, Illinois 60604

(312) 884-4400

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 2, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP NO. 067532101

1	NAME OF REPORTING PERSON

WOLVERINE ASSET MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,000,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,000,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14	TYPE OF REPORTING PERSON

IA

__

* Including 2,000,000 shares issuable upon the exercise of certain Warrants.

2

CUSIP NO. 067532101

1	NAME OF REPORTING PERSON

WOLVERINE HOLDINGS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,000,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,000,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14	TYPE OF REPORTING PERSON

HC

__

* Including 2,000,000 shares issuable upon the exercise of certain Warrants.

3

CUSIP NO. 067532101

1	NAME OF REPORTING PERSON

WOLVERINE TRADING PARTNERS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,000,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,000,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14	TYPE OF REPORTING PERSON

CO/HC

__

* Including 2,000,000 shares issuable upon the exercise of certain Warrants.

4

CUSIP NO. 067532101

1	NAME OF REPORTING PERSON

CHRISTOPHER L. GUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,000,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,000,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14	TYPE OF REPORTING PERSON

IN/HC

__

* Including 2,000,000 shares issuable upon the exercise of certain Warrants.

5

CUSIP NO. 067532101

1	NAME OF REPORTING PERSON

ROBERT R. BELLICK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,000,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,000,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14	TYPE OF REPORTING PERSON

IN/HC

__

* Including 2,000,000 shares issuable upon the exercise of certain Warrants.

6

CUSIP NO. 067532101

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) and (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon (ii) 130,085,820 Shares outstanding, as of March 25, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 2019 and (ii) 2,000,000 Shares issuable upon the exercise of certain warrants.

A.	WAM
(a)	WAM, as the investment manager of Flagship, may be deemed the beneficial owner of the 6,000,000 Shares owned by Flagship, including 2,000,000 Shares underlying certain Warrants.

Percentage: Approximately 4.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,000,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,000,000

(c)	WAM has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares by Flagship during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.
B.	WH
(a)	WH, as the sole member and manager of WAM, may be deemed the beneficial owner of the 6,000,000 Shares owned by WAM, including 2,000,000 Shares underlying certain Warrants.

Percentage: Approximately 4.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,000,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,000,000

(c)	WH has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares by Flagship during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.
7

CUSIP NO. 067532101

C.	WTP
(a)	WTP, as the sole general partner of WH, may be deemed the beneficial owner of the 6,000,000 Shares owned by WAM, including 2,000,000 Shares underlying certain Warrants.

Percentage: Approximately 4.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,000,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,000,000

(c)	WTP has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares by Flagship during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.
D.	Mr. Gust
(a)	Mr. Gust, a controlling shareholder of WTP, may be deemed the beneficial owner of the 6,000,000 Shares owned by WAM, including 2,000,000 Shares underlying certain Warrants.

Percentage: Approximately 4.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,000,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,000,000

(c)	Mr. Gust has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares by Flagship during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.
E.	Mr. Bellick
(a)	Mr. Bellick, a controlling shareholder of WTP, may be deemed the beneficial owner of the 6,000,000 Shares owned by WAM, including 2,000,000 Shares underlying certain Warrants.

Percentage: Approximately 4.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,000,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,000,000

(c)	Mr. Bellick has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares by Flagship during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

8

CUSIP NO. 067532101

(e)       The Reporting Persons ceased to be the beneficial owner of 5% or more of the Shares of the Issuer on August 8, 2018. The filing of this Amendment No. 6 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

9

CUSIP NO. 067532101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2019

Wolverine Asset management, LLC

By:	/s/ Kenneth L. Nadel
	Name:	Kenneth L. Nadel
	Title:	Authorized Signatory

WOLVERINE HOLDINGS, L.P.

By:	/s/ Christopher L. Gust
	Name:	Christopher L. Gust
	Title:	Managing Director

WOLVERINE TRADING PARTNERS, INC.

By:	/s/ Christopher L. Gust
	Name:	Christopher L. Gust
	Title:	Authorized Signatory

By:	/s/ Christopher L. Gust
	Name:	Christopher L. Gust

By:	/s/ Robert R. Bellick
	Name:	Robert R. Bellick

10

CUSIP NO. 067532101

SCHEDULE A

Transactions in the Shares During the Past Sixty (60) Days1

WOLVERINE ASSET MANAGEMENT, LLC (THROUGH WOLVERINE FLAGSHIP FUND TRADING LIMITED)

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale
Sale of Common Stock	(3,600)	$0.6800	02/28/2019
Sale of Common Stock	(20,000)	$0.6800	03/05/2019
Sale of Common Stock	(16,650)	$0.7600	03/06/2019
Sale of Common Stock	(3,600)	$0.7000	03/07/2019
Sale of Common Stock	(24,000)	$0.6600	03/11/2019
Sale of Common Stock	(2,500)	$0.6900	03/12/2019
Sale of Common Stock	(75,000)	$0.6500	03/14/2019
Sale of Common Stock	(11,000)	$0.6500	03/18/2019
Sale of Common Stock	(1,800)	$0.7300	04/01/2019
Sale of Common Stock	(23,100)	$0.6400	04/02/2019

1 The transactions reported herein represent long sales awaiting the legend removal process.